UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

UNIVAR INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

91336L107

(CUSIP Number)

Univar N.V.

Attn: Henk Schop

Schouwburgplein 30-34

3012 CL

Rotterdam, The Netherlands

+31 10 275 78 40

With a copy to:

Sean P. Griffiths, Esq.

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, New York 10166

(212) 351-3872

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 3, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91336L107

1	Name of Reporting Persons Univar N.V.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 24,313,213

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 24,313,213

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,313,213

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 17.6%

14	Type of Reporting Person CO

CUSIP No. 91336L107

1	Name of Reporting Persons Ulysses Finance S.a r.l.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 24,313,213

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 24,313,213

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,313,213

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 17.6%

14	Type of Reporting Person CO; HC

CUSIP No. 91336L107

1	Name of Reporting Persons Ulysses Luxembourg S.a r.l.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 24,313,213

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 24,313,213

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,313,213

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 17.6%

14	Type of Reporting Person CO; HC

CUSIP No. 91336L107

1	Name of Reporting Persons Ulysses Participation S.a r.l.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 24,313,213

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 24,313,213

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,313,213

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 17.6%

14	Type of Reporting Person CO; HC

CUSIP No. 91336L107

1	Name of Reporting Persons CVC European Equity IV (AB) Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 24,313,213

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 24,313,213

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,313,213

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 17.6%

14	Type of Reporting Person PN; HC

CUSIP No. 91336L107

1	Name of Reporting Persons CVC European Equity IV (CDE) Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 24,313,213

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 24,313,213

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,313,213

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 17.6%

14	Type of Reporting Person PN; HC

CUSIP No. 91336L107

1	Name of Reporting Persons CVC European Equity Tandem GP Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 24,313,213

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 24,313,213

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,313,213

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 17.6%

14	Type of Reporting Person PN; HC

CUSIP No. 91336L107

1	Name of Reporting Persons CVC European Equity Partners IV (A) L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 24,313,213

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 24,313,213

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,313,213

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 17.6%

14	Type of Reporting Person PN; HC

CUSIP No. 91336L107

1	Name of Reporting Persons CVC European Equity Partners IV (B) L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 24,313,213

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 24,313,213

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,313,213

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 17.6%

14	Type of Reporting Person PN; HC

CUSIP No. 91336L107

1	Name of Reporting Persons CVC European Equity Partners IV (C) L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 24,313,213

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 24,313,213

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,313,213

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 17.6%

14	Type of Reporting Person PN; HC

CUSIP No. 91336L107

1	Name of Reporting Persons CVC European Equity Partners IV (D) L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 24,313,213

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 24,313,213

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,313,213

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 17.6%

14	Type of Reporting Person PN; HC

CUSIP No. 91336L107

1	Name of Reporting Persons CVC European Equity Partners IV (E) L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 24,313,213

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 24,313,213

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,313,213

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 17.6%

14	Type of Reporting Person PN; HC

CUSIP No. 91336L107

1	Name of Reporting Persons CVC European Equity Partners Tandem Fund (A) L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 24,313,213

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 24,313,213

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,313,213

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 17.6%

14	Type of Reporting Person PN; HC

CUSIP No. 91336L107

1	Name of Reporting Persons CVC European Equity Partners Tandem Fund (B) L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 24,313,213

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 24,313,213

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,313,213

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 17.6%

14	Type of Reporting Person PN; HC

CUSIP No. 91336L107

1	Name of Reporting Persons CVC European Equity Partners Tandem Fund (C) L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 24,313,213

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 24,313,213

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,313,213

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 17.6%

14	Type of Reporting Person PN; HC

EXPLANATORY NOTE

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the statement on Schedule 13D previously filed by the undersigned with the Securities and Exchange Commission (the “SEC”) on July 1, 2015 (the “Original 13D” and, as amended through the date hereof, the “Schedule 13D”).  The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 1.  The Schedule 13D is filed by the Reporting Persons as defined in Item 2(a) of the Original 13D.  The Schedule 13D relates to shares of common stock, par value $0.01 (the “Common Stock”), of Univar Inc., a Delaware corporation (the “Issuer”).

Item 5.   Interest in Securities of the Issuer

(a), (b)    The Reporting Persons may be deemed to beneficially own in the aggregate 24,313,213 shares of Common Stock.  Based upon a total of 137,987,407 outstanding shares of Common Stock as of April 18, 2016, as reflected in the Issuer’s Form 10-Q filed on May 5, 2016, the Reporting Persons’ shares represent approximately 17.6% of the outstanding shares of Common Stock.

All 24,313,213 shares of Common Stock reported are directly owned by Univar N.V. (the “Stockholder”).

Ulysses Luxembourg and Ulysses Finance collectively own indirectly all of the equity interests of Univar N.V. and therefore may be deemed to beneficially own shares held by Univar N.V.

Ulysses Participation owns a majority of the equity interests of each of Ulysses Luxembourg and Ulysses Finance and therefore may be deemed to beneficially own shares held by each of them.

The Fund Partnerships collectively own all of the equity interests of Ulysses Participation.  As a result, the Fund Partnerships could be deemed to beneficially own all of the shares owned by Univar N.V.

The Fund Partnerships each have a general partner, which general partners are one of the General Partners.  By virtue of their relationship to the Limited Partnerships, the General Partners may be deemed to beneficially own shares held by Univar N.V.

Each of the Reporting Persons (other than to the extent it directly holds securities reported herein) disclaims beneficial ownership of the securities held by the other Reporting Persons, except to the extent of such Reporting Person's pecuniary interest therein.

(c)           On June 3, 2016, the Stockholder sold 4.5 million shares of Common Stock at a price of $17.55 in a privately-negotiated transaction.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certified that the information set forth in this statement is true, complete and correct.

Dated:	June 7, 2016
UNIVAR N.V.

		By:	/s/ Henk Schop
			Name:	Henk Schop
			Title:	Director

ULYSSES LUXEMBOURG S.A R.L.

		By:	/s/ Emanuela Brero
			Name:	Emanuela Brero
			Title:	Director

ULYSSES FINANCE S.A R.L.

		By:	/s/ Emanuela Brero
			Name:	Emanuela Brero
			Title:	Director

ULYSSES PARTICIPATION S.A R.L.

		By:	/s/ Emanuela Brero
			Name:	Emanuela Brero
			Title:	Director

CVC EUROPEAN EQUITY IV (AB) LIMITED

		By:	/s/ Carl John Hansen
			Name:	Carl John Hansen
			Title:	Director

CVC EUROPEAN EQUITY IV (CDE) LIMITED

		By:	/s/ Carl John Hansen
			Name:	Carl John Hansen
			Title:	Director

CVC EUROPEAN EQUITY TANDEM GP LIMITED

		By:	/s/ Carl John Hansen
			Name:	Carl John Hansen
			Title:	Director

CVC EUROPEAN EQUITY PARTNERS IV (A) L.P.

By:	CVC European Equity IV (AB) Limited, its general partner

By:	/s/ Carl John Hansen
	Name:	Carl John Hansen
	Title:	Director

CVC EUROPEAN EQUITY PARTNERS IV (B) L.P.

By:	CVC European Equity IV (AB) Limited, its general partner

By:	/s/ Carl John Hansen
	Name:	Carl John Hansen
	Title:	Director

CVC EUROPEAN EQUITY PARTNERS IV (C) L.P.

By:	CVC European Equity IV (CDE) Limited, its general partner

By:	/s/ Carl John Hansen
	Name:	Carl John Hansen
	Title:	Director

CVC EUROPEAN EQUITY PARTNERS IV (D) L.P.

By:	CVC European Equity IV (CDE) Limited, its general partner

By:	/s/ Carl John Hansen
	Name:	Carl John Hansen
	Title:	Director

CVC EUROPEAN EQUITY PARTNERS IV (E) L.P.

By:	CVC European Equity IV (CDE) Limited, its general partner

By:	/s/ Carl John Hansen
	Name:	Carl John Hansen
	Title:	Director

CVC EUROPEAN EQUITY PARTNERS TANDEM FUND (A) L.P.

By:	CVC European Equity Tandem GP Limited, its general partner

By:	/s/ Carl John Hansen
	Name:	Carl John Hansen
	Title:	Director

CVC EUROPEAN EQUITY PARTNERS TANDEM FUND (B) L.P.

By:	CVC European Equity Tandem GP Limited, its general partner

By:	/s/ Carl John Hansen
	Name:	Carl John Hansen
	Title:	Director

CVC EUROPEAN EQUITY PARTNERS TANDEM FUND (C) L.P.

By:	CVC European Equity Tandem GP Limited, its general partner

By:	/s/ Carl John Hansen
	Name:	Carl John Hansen
	Title:	Director